  AMERICAN SCIENTIFIC RESOURCES, INCORPORATED
1112 WESTON ROAD, UNIT 278
WESTON, FL, 33326

September 1, 2011

Brian Cascio
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Scientific Resources, Incorporated
Form 8-K, dated August 15, 2011
Filed August 19, 2011
File No. 333-171789

Dear Mr. Cascio:

By letter dated August 22, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided American Scientific Resources, Incorporated (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Current Report on Form 8-K, originally filed on August 19, 2011.  We are in receipt of the Staff’s letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

1. We note the Company intends to file restated financial statements for the first fiscal quarter of 2011.  Please tell us when you intend to file the Amended Form 10-Q with the restated financial statements.

RESPONSE: The Company will file an amended quarterly report on Form 10-Q containing restated financial statements simultaneous to the filing of this response letter.

2. Please tell us your consideration of the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have disclosed.

RESPONSE: The Company believes that the errors occurred due to certain material weaknesses in the Company’s internal controls over financial reporting, as opposed to the Company’s disclosure controls and procedures.  Specifically, the Company believes the errors occurred in part because of the following material weaknesses in the Company’s internal controls over financial reporting:

(1)	There is a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the U.S. and the financial reporting requirements of the Commission;

(2)
There are insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and Commission disclosure requirements; and

(3)
There is a lack of segregation of duties, in that the Company relies on outside persons to assist with accounting and the financial reporting process (and such persons are not versed on the day-to-day activities of the Company) and the Company has one person performing all accounting-related duties.

On August 22, 2011, the Company’s board of directors appointed a new member to serve as the Chairman of the Audit Committee.  The Company believes that this appointment, along with ongoing training of its internal bookkeeper and new procedures to ensure document control and accounting review, will improve the Company’s internal controls over financial reporting.  Further, as soon as the Company becomes financially able, it plans on hiring a full time Chief Financial Officer to address the material weakness related to a lack of segregation of duties and to assist the Company with the implementation of written policies and procedures.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Christopher F. Tirotta
Christopher F. Tirotta
Chief Executive Officer
Principal Financial Officer